FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month October 2018 No. 5

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On October 17, 2018, the Registrant Announces, Showcasing its Extensive
Automotive Power, Radar, and LiDAR Foundry Technologies at
China Vehicle Connectivity Summit 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 17, 2018	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Showcasing its Extensive Automotive Power, Radar, and LiDAR Foundry Technologies
at China Vehicle Connectivity Summit 2018

TowerJazz is leading the revolution in automotive sensing and power specialty foundry solutions that enable green and increasingly autonomous driving

SHANGHAI, China, October 17, 2018 – TowerJazz, the global specialty foundry leader, today announced its participation at the China Vehicle Connectivity Summit 2018 and its presentation, “Specialty Analog Foundry Solutions for Connected and Automated Vehicles” by Dr. Amol Kalburge, Sr. Director of Strategic Marketing and Head of TowerJazz’s Automotive Program, on October 18, 2018 from 15:30-16:10. The presentation will discuss the critical role a specialty analog foundry plays in bringing connectivity and automation to tomorrow’s vehicles.

The automotive market is the fastest growing IC market dominated by analog semiconductors. TowerJazz is well positioned to serve the growing needs of the automotive market through decades-long automotive experience and by providing advanced and specialized technologies and best practices from the consumer electronics market. The Company’s best-in-class analog technology solutions developed through deep application knowledge and end-to-end quality commitment enable fast time to market through proven flexible engagement models.

TowerJazz’s broad technology offering fulfills the extensive requirements for a wide range of automotive applications including: ADAS (radar, V2X, automotive ethernet, LiDAR, cameras and night vision IR), vehicle diagnostics/dynamics, comfort and convenience, EV battery management and regulators, drivers, and other power management applications.

TowerJazz has attained the Automotive Quality Certification, IATF 16949, the industry’s highest standard of quality system for automotive suppliers and has qualified each major process flow in at least two geographically distinct production sites to ensure customers with supply and capacity flexibility at all times.

For additional information on TowerJazz’s automotive offering, please visit: http://www.towerjazz.com/automotive.html.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Shoko Saimiya | Shoko.saimiya@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com